UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 28, 2012

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   1-2402

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Jennie-O Turkey Store Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Years Ended October 28, 2012 and October 30, 2011

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and the Trustees

Jennie-O Turkey Store Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan as of October 28, 2012 and October 30, 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 28, 2012 and October 30, 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 28, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 26, 2013

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 28, 2012	October 30, 2011
Assets
Investments, at fair value	$121,060,921	$109,537,787
Receivables:
Contributions from Jennie-O Turkey Store	178,267	149,300
Contributions from participants	202,986	94,385
Promissory notes from participants	10,115,366	9,092,410
Total receivables	10,496,619	9,336,095
Total assets, at fair value	131,557,540	118,873,882

Liabilities
Administrative fees payable	67,121	47,385
Net assets available for benefits, at fair value	131,490,419	118,826,497
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(665,524)	(485,312)
Net assets available for benefits	$130,824,895	$118,341,185

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 28, 2012	Year Ended October 30, 2011
Additions:
Contributions from Jennie-O Turkey Store	$7,680,735	$7,610,911
Contributions from participants	5,329,032	5,108,301
Employee rollover	9,618	16,380
Investment income	3,335,935	3,578,240
Interest income promissory notes receivable	390,468	361,473
Total additions	16,745,788	16,675,305

Deductions:
Distributions	8,486,993	9,421,367
Administrative expenses	371,179	334,514
Total deductions	8,858,172	9,755,881

Net realized and unrealized appreciation in fair value of investments	4,596,094	1,493,072
Net additions	12,483,710	8,412,496
Net assets available for benefits at beginning of year	118,341,185	109,928,689
Net assets available for benefits at end of year	$130,824,895	$118,341,185

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements

October 28, 2012

1. Significant Accounting Policies

The accounting records of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value. See Note 3 for further discussion of fair value measurements.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. The guidance in ASU 2010-06 has been fully adopted for the plan year ending October 28, 2012.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for the plan year beginning October 29, 2012. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. GAAP principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a contributory defined-contribution plan covering substantially all nonexempt employees of Jennie-O Turkey Store, Inc. (the Company) who have completed 180 days of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

Each year, participants may contribute up to 50% of pretax annual compensation, subject to Internal Revenue Service (IRS) limitations, as defined in the Plan. An eligible employee who has not made an election to participate shall be deemed a member of the Plan and will automatically contribute 2% to the Plan through payroll deduction. The Company’s matching contribution is an amount equal to 50% of the first 2% of pay contributed for the pay period. The Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employees’ earnings. Participants are eligible to direct the investment of their employee account balance. Forfeitures of terminated employees’ unvested interests may be used to reduce employer contributions.

The participants’ employee savings contributions are fully vested immediately. The Company’s matching and fixed contributions vest after three years of vesting service.

Amounts forfeited upon early termination of employment are used either to restore the nonvested accounts of rehired participants or lost distributees, or to reduce future employer contributions. Forfeitures used to reduce employer contributions for the years ended October 28, 2012 and October 30, 2011, were $528,825 and $573,809, respectively. Cumulative forfeited nonvested accounts at October 28, 2012 and October 30, 2011, were $141,319 and $81,690, respectively.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their account(s) a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. If a participant has more than one account, the loans shall be deemed to have been made from the accounts in the following sequence: Rollover Account, Employee Savings Account, WCT Employer Contribution Account, and Employer Matching Account.

Loan transactions are treated as transfers from (to) the investment fund to (from) the loan fund. Loan terms are up to five years, unless the loan is used to acquire a primary residence. The interest rate is 1% over the prime rate of interest published in The Wall Street Journal on the first business day of the month the loan originates. For the purpose of sharing in any gains or losses of the trust fund, the amount of the accounts will be deemed to have been reduced by the unpaid balance of any outstanding loans. All loan repayments are made through payroll deductions. No allowance for credit losses has been recorded as of October 28, 2012 or October 30, 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Upon retirement, death, or termination of employment, the participant or beneficiary may, after approval by the Company, receive a lump-sum amount equal to the vested value of the funds allocated to his or her account. Annuities are available in certain circumstances, as described in the plan document.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.  Benefits are recorded when paid.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Company may, at its sole discretion, discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

3. Investments and Fair Value Measurement

During the years ended October 28, 2012 and October 30, 2011, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended October 28, 2012	Year Ended October 30, 2011
Net appreciation in fair value during the year:
Mutual funds	$4,214,041	$943,322
Collective trusts	382,053	549,750
	$4,596,094	$1,493,072

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 28, 2012	October 30, 2011
Collective trusts:
Orchard Trust Company, LLC:
Wells Fargo Stable Return Fund C	$22,134,050	$21,585,843

Mutual funds:
Orchard Trust Company, LLC:
PIMCO Total Return II Institutional Class Fund	34,582,844	30,461,267
Nuveen Equity Index Fund I	15,829,950	13,677,892
Harbor Capital Appreciation Fund Institutional Class	10,062,461	8,951,688
Invesco International Growth Fund Y	8,541,189	7,965,378
MFS Value Fund Class R4	8,482,568	7,363,881
Black Rock International Opportunities Portfolio Institutional Shares	7,536,850	6,988,346
American Century Small Cap Value Fund Institutional	7,277,524	6,522,852

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in the Hormel Foods Corporation Stock Fund, which consists of Hormel Foods Corporation common stock, the parent company of Jennie-O Turkey Store, Inc., and cash. Such investment totaled approximately 0.39% and 0.35% of total investments at October 28, 2012 and October 30, 2011, respectively.

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                  Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

–                Quoted prices for similar assets and liabilities in active markets

–                Quoted prices for identical or similar assets or liabilities in markets that are not active

–                Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–                Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                  Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Mutual Funds

These investments are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market, and thus, these investments are classified within Level 1 of the valuation hierarchy.

The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

The international equities investments include a mix of predominately foreign common stocks and cash.

The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Collective Trusts

The Plan holds an investment in the Wells Fargo Stable Return Fund C (the Stable Return Fund), which invests in a collective trust fund that carries investments at contract value. The Stable Return Fund is reported at fair value with a reported adjustment to contract value as shown in the statement of net assets available for benefits. The value of the Stable Return Fund is based on the underlying unit value of the collective trust fund, and a NAV can be calculated for the Stable Return Fund. The collective trust fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed income security or portfolio of fixed income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. The investment in the Stable Return Fund contains several redemption restrictions: the right to require a 12-month notice for withdrawal of assets from the Stable Return Fund initiated by the Company; withdrawals initiated by participants of the Plan will be honored when received unless payments are being delayed to all

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Stable Return Fund unit holders as provided in the Declaration of Trust; and redemptions by plan participants to reinvest in options that compete with the Stable Return Fund may be delayed for up to 90 days. The crediting interest rate on the Stable Return Fund was .94% and 1.58% as of October 28, 2012 and October 30, 2011, respectively. The average yield was 2.03% and 2.34% during plan year 2012 and 2011, respectively, which approximates the actual interest rate credited to the plan participants. Audited financial statements are available for this investment, and it is classified as a Level 2 investment. Effective July 24, 2013, at the completion of the required 12-month redemption notice, the Company will redeem this fund, at the contract value, and invest the cash proceeds in a similar investment.

The remaining fund held within collective trusts is also managed by a third party and includes equity securities and cash for which there is an active quoted market. Therefore, this fund is classified as Level 1.

The investments of the Plan that are measured at fair value on a recurring basis as of October 28, 2012 and October 30, 2011, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 28, 2012
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Mutual funds:
U.S. equities	$47,794,693	$47,794,693	$–	$–
International equities	16,078,039	16,078,039	–	–
Fixed income	34,582,844	34,582,844	–	–
Total mutual funds	98,455,576	98,455,576	–	–
Collective trusts:
Stable Value Fund	22,134,050	–	22,134,050	–
Hormel Foods Corporation Stock Fund	471,295	471,295	–	–
Total collective trusts	22,605,345	471,295	22,134,050	–
	$121,060,921	$98,926,871	$22,134,050	$–

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 30, 2011
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Mutual funds:
U.S. equities	$42,158,043	$42,158,043	$–	$–
International equities	14,953,724	14,953,724	–	–
Fixed income	30,461,267	30,461,267	–	–
Total mutual funds	87,573,034	87,573,034	–	–
Collective trusts:
Stable Value Fund	21,585,843	–	21,585,843	–
Hormel Foods Corporation Stock Fund	378,910	378,910	–	–
Total collective trusts	21,964,753	378,910	21,585,843	–
	$109,537,787	$87,951,944	$21,585,843	$–

4. Income Tax Status

The Plan has received a determination letter from the IRS dated March 23, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated within the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status (continued)

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 28, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the plan year ending October 2009.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Jennie-O Turkey Store Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN: 41-0734466 Plan Number: 003

October 28, 2012

Description of Asset	Number of Shares/Units Held	Current Value

Collective trusts:
Orchard Trust Company, LLC:
Hormel Foods Corporation Stock Fund*	28,451 units	$471,295
Wells Fargo Stable Return Fund C, contract value	439,119 units	21,468,526
Total collective trusts		21,939,821

Mutual funds:
Orchard Trust Company, LLC:
PIMCO Total Return II Institutional Class Fund	3,109,968 shares	34,582,844
Nuveen Equity Index Fund Class I	708,592 shares	15,829,950
Harbor Capital Appreciation Fund Institutional Class	242,527 shares	10,062,461
Invesco International Growth Fund Class Y	304,825 shares	8,541,189
MFS Value Fund Class R4	335,412 shares	8,482,568
Black Rock International Opportunities Portfolio Institutional Shares	228,805 shares	7,536,850
American Century Small Cap Value Fund Institutional Class	854,169 shares	7,277,524
Wasatch Small Cap Growth Fund	143,610 shares	6,142,190
Total mutual funds		98,455,576

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 9.25%	10,115,366

Total assets (held at end of year)		$130,510,763

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE
RETIREMENT SAVINGS PLAN

Date: April 26, 2013	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Executive Vice President
and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm